AGP *Mining Consultants Inc.*

CONSENT OF QUALIFIED PERSON

Pierre Desautels, P. Geo.
AGP Mining Consultants Inc.
#246-132 Commerce Park Dr., Unit K
Barrie, ON L4N 0Z7
Telephone: 416-239-6777

I, Pierre Desautels, P. Geo., consent to the public filing of the Technical Report titled "Ana Paula Project NI 43-101 Preliminary Feasibility Study" and dated effective May 26, 2017 (the "Technical Report") by Alio Gold Inc.

I also consent to any extracts from or a summary of the Technical Report in the following news releases:

- Alio Gold Announces Ana Paula Pre-Feasibility Results, dated May 16, 2017

I certify that I have read the aforementioned news release filed by Alio Gold Inc. and that they fairly and accurately represent the information in the sections of the Technical Report for which I am responsible.

Dated this 25 May 2017

Signature of Qualified Person

Pierre Desautels
Print name of Qualified Person

#246-132 Commerce Park Dr., Unit K, Barrie, ON L4N 0Z7 Canada
Tel. (416) 239-6777